Exhibit 16.1

August 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01(a) of Form 8-K dated August 11, 2006, of Fremont General Corporation and subsidiaries, and are in agreement with the statements contained in the second, third, fourth and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP